Clearwater Analytics Holdings, Inc.

777 W. Main Street

Suite 900

Boise, ID 83702

March 10, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention:	Mitchell Austin Jan Woo

Re:	Clearwater Analytics Holdings, Inc. Registration Statement on Form S-4 File No. 333-284816

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Clearwater Analytics Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 12, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Ross M. Leff of Kirkland & Ellis LLP at (212) 446-4947 or Christie W.S. Mok of Kirkland & Ellis LLP at (212) 390-4546 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Clearwater Analytics Holdings, Inc.

/s/ Alphonse Valbrune
Alphonse Valbrune
Chief Legal Officer

cc:	Sandeep Sahai Clearwater Analytics Holdings, Inc.

Constantine N. Skarvelis Marshall P. Shaffer Ross M. Leff Christie W.S. Mok Kirkland & Ellis LLP